PRIMERO MEETS ANNUAL SILVER THRESHOLD;

TO BEGIN SELLING 50% OF SILVER AT SPOT

Toronto, Ontario, April 22, 2013 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) announced today that it has successfully produced the annual threshold of 3.5 million ounces of silver and will begin selling 50% of the silver produced at San Dimas at spot prices for its own account until August 5, 2013. The Company estimates that it will sell between 900,000 and 1,000,000 ounces of silver at spot realized prices by August 5, 2013.

The Company assumed the silver purchase agreement when it acquired the San Dimas mine in 2010 and the agreement was renegotiated in order for Primero to participate in the silver produced above the annual threshold amount. “We expect the increased silver revenue derived from our increasing production to improve our profitability and leverage to precious metals. This, combined with the positive tax ruling that was obtained in October, 2012, which confirmed that Primero should pay taxes based on realized prices of silver sales, has significantly increased expected free cash flow,” stated Joseph Conway, President and C.E.O.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine in Mexico. Primero is focused on delivering superior, sustainable value for all stakeholders with low-risk exposure to gold. The Company intends to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “will begin”, “estimates”, “expects”, “expected”, “increasing”, “intends”, or variations of such words and phrases or statements that certain actions, events or results will occur.

Forward-looking statements in this news release include, but are not limited to, statements that the Company will begin selling 50% of the silver produced at San Dimas as spot prices; the Company’s estimates of the number of ounces of silver that will be sold at spot prices by August 5, 2013; that the sale of silver at spot prices combined with the positive tax ruling will increase free cash flow; and the Company’s intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: that production meets expectations and is consistent with estimations; that prices for gold and silver remain consistent with the Company's expectations; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this news release; that there are no material variations in the current tax and regulatory environment or the tax positions taken by the Company; and that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the Company may not be able to achieve planned production levels; commodity prices and foreign exchange rates may change with an adverse impact on the Company’s financial results; and the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.